# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alpha Tau Medical Ltd., CIK 0001871321
CUSIP: M0740A108
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: Kiryat HaMada, St. 5, Jerusalem, Israel (L3), 10036
Date of event which requires filing of this statement: 04/24/2025
Filed by CIK 0001176309
Persons authorized to receive notices and communications: Avraham Gabay, 1185 Avenue of the Americas,, Third Floor, New York, New York (NY), 10036, 844-967-2633

## Reporting persons
- Oramed Pharmaceuticals Inc. (CIK 0001176309): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,110,121; sole dispositive power 0; shared dispositive power 14,110,121; aggregate amount beneficially owned 14,110,121 (19.99% of the class)
- Oramed Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 14,110,121; sole dispositive power 0; shared dispositive power 14,110,121; aggregate amount beneficially owned 14,110,121 (19.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: Alpha Tau Medical Ltd.
Address of issuer's principal executive offices: Kiryat HaMada, St. 5, Jerusalem, Israel (L3), 10036

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (this "Schedule 13D" or this "Statement") is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), jointly by and on behalf of Oramed Pharmaceuticals Inc., a Delaware corporation, and Oramed Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Oramed Pharmaceuticals Inc. (each, a "Reporting Person" and together, the "Reporting Persons"). Oramed Ltd. directly holds the ordinary shares, no par value (the "Ordinary Shares") of Alpha Tau Medical Ltd. (the "Issuer") reported in this Schedule 13D. Oramed Pharmaceuticals Inc., is the sole owner of, and may be deemed to beneficially own securities owned by, Oramed Ltd.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this Statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Residence or business address: The business address of Oramed Pharmaceuticals Inc. is 1185 Avenue of the Americas, 3rd Floor, New York, NY, 10036. The business address of Oramed Ltd. is 20 Mamilla Avenue, 3rd Floor Jerusalem, 9414904, Israel.
Present principal occupation or employment: The Reporting Persons are engaged in the research and development of innovative pharmaceutical solutions with a technology platform that allows for the oral delivery of therapeutic proteins.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Oramed Pharmaceuticals Inc. is organized under the laws of the State of Delaware. Oramed Ltd. is organized under the laws of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 below, which is incorporated herein by reference, summarizes certain agreements that pertain to the securities of the Issuer that are held by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Share Purchase Agreement

On April 24, 2025, Oramed Ltd. entered into a Share Purchase Agreement (the "Purchase Agreement") with the Issuer for the purchase by Oramed Ltd. of 14,110,121 Ordinary Shares of the Issuer, in a registered direct offering (the "Offering"), at a purchase price of $2.612 per share. The aggregate purchase price paid for the Ordinary Shares of the Issuer was approximately $36.9 million, prior to the Issuer's deduction of estimated offering expenses payable by the Issuer. The closing of the Offering occurred on April 28, 2025 (the "Closing Date").

The Purchase Agreement contains customary representations, warranties and agreements by the Issuer and Oramed Ltd., customary conditions to closing, indemnification obligations of the Issuer, other obligations of the parties, and termination provisions. Additionally, pursuant to the terms of the Purchase Agreement, on or before the three month anniversary of the Closing Date, Oramed Ltd. shall have the right to nominate two persons to serve as directors on the Issuer's board of directors (the "Board of Directors"), subject to certain customary conditions, and the Issuer has agreed it shall not increase the size of its Board of Directors above eight members without the prior written consent of the Purchaser, until such time as (i) Oramed Ltd. owns less than 10% of the outstanding shares of the Issuer or (ii) is not the largest shareholder of the Issuer.

Strategic Services Agreement

On April 24, 2025, concurrent with the execution of the Purchase Agreement, Oramed Ltd. entered into a Strategic IR/PR Services Agreement (the "Strategic Services Agreement") with the Issuer, whereby the Issuer engaged Oramed Ltd., on a non-exclusive basis, to provide the Issuer with comprehensive strategic investor relations and public relations management services in certain territories including the United States, Israel and South Korea.

As consideration for the services to be provided pursuant to the Strategic Services Agreement, the Issuer has agreed to pay Oramed Ltd. an aggregate non-refundable fee of $3,000,000, with $500,000 payable upon execution of the Strategic Services Agreement and the remaining $2,500,000 payable in five equal instalments every six months following the date of the Strategic Services Agreement.

In addition, subject to the approval by the Issuer's shareholders at its upcoming Annual General Meeting, the Issuer agreed to issue to Oramed Ltd. (i) warrants to purchase up to 2,390,000 Ordinary Shares at an exercise price $3.90 per share and (ii) warrants to purchase up to 847,000 Ordinary Shares at an exercise price of $3.474 per share (collectively, the "IR/PR Warrants").

The IR/PR Warrants will be issued as restricted securities, will be exercisable immediately upon issuance, and will expire on the 2.5 year anniversary of the effective date of the Strategic Services Agreement.

The Issuer has agreed to register the Ordinary Shares issuable upon exercise of the IR/PR Warrants for resale by Oramed Ltd. within sixty days of the effective date of the Strategic Services Agreement and to have such resale registration statement declared effective within ninety days of the date of the Strategic Services Agreement (or in the event of a "full review" by the SEC, 120 days following the date of the Strategic Services Agreement).

The term of the Strategic Services Agreement is for three years and neither Oramed Ltd. nor the Issuer may terminate the Strategic Services Agreement prior to the end of the term, except in the event of a material breach (not cured within ten calendar days from the date the breaching party became aware of such breach) or if the other party has been accused of any crime or impropriety which pertains to activities which are similar in nature to the services to be provided under the Strategic Services Agreement.

The foregoing descriptions of the Purchase Agreement and the Strategic Services Agreement do not purport to be complete and are qualified in their entirety by reference to forms of the Purchase Agreement and the Strategic Services Agreement, which are incorporated herein by reference to Exhibits 99.2 and 99.3 of this Schedule 13D, respectively.

General

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Ordinary Shares of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of the Ordinary Shares of the Issuer or disposal of some or all of the Ordinary Shares of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer's management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Ordinary Shares of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

The percentage reported in Item 13 on the cover pages hereto is based upon 70,585,900 Ordinary Shares of the Issuer outstanding as of May 1, 2025, as confirmed with the Issuer on May 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has

(i) sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Other than as reported in this Schedule 13D, neither of the Reporting Persons have effected any transaction in the Ordinary Shares of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as described in this Item 6 and otherwise described in this Schedule 13D, neither of the Reporting Persons have any contract, arrangement, understanding or relationship with any person with respect to the Ordinary Shares of the Issuer or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (filed herewith)

Exhibit 99.2 Form of Share Purchase Agreement, dated as of April 24, 2025, by and between Oramed Ltd. and Alpha Tau Medical Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Oramed Pharmaceuticals Inc. with the U.S. Securities and Exchange Commission on April 28, 2025).

Exhibit 99.3 Form of Strategic Services Agreement, dated as of April 24, 2025, by and between Oramed Ltd. and Alpha Tau Medical Ltd. (filed herewith).

## Signatures
- Oramed Pharmaceuticals Inc.: /s/ Avraham Gabay, Avraham Gabay, Chief Financial Officer (05/01/2025)
- Oramed Ltd.: /s/ Avraham Gabay, Avraham Gabay, Chief Financial Officer (05/01/2025)